Seabridge Gold Inc.

October 19, 2007

Mr. Brad Skinner                                                                           VIA FAX AND COURIER
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC
USA 20549-7010

Dear Mr. Skinner:

Re: Your Letter Dated October 12, 2007
Seabridge Gold Inc. – File No. 001-32135

We are hereby responding to your review letter and the two points described therein.

To comply with your request to amend the Form 20-F filing we would suggest the following:

Comment No. 2.

We would add the following sentence after the the third sentence in paragragh two on page 33 re Mineral Resources:

The 0.83 grams per tonne cut-off grade was determined using a gold price of US$400 per ounce, a gold recovery rate of 90%, a mining cost of US$0.84 per tonne, a processing cost of US$8.61 per tonne and a general and administrative cost of US$1.11 per tonne.

Comment No. 3

We would amend the first two sentences in the paragraph to read as follows:

Houston Oil and Minerals Corporation (HOM) began systematic surface exploration of the outcropping mineralization and surrounding area in 1979.  Disappointed with the size and their inability to get the material to leach, HOM relinquished the property at the end of 1979.

We hereby request that the above changes be made in the 2007 year end Form 20-F filing and that no changes be made to the 2006 report.

In addition to the points above and further to your review letter, the Company hereby acknowledges that:

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292     Facsimile: (416) 367-2711     info@seabridgegold.net

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Roderick Chisholm

Roderick Chisholm
Chief Financial Officer